Exhibit (a)(12)

TRUSTEE AUTHORIZATION TO ESTABLISH
ADDITIONAL SERIES OF SHARES
OF THE TIAA-CREF FUNDS

          In accordance with Section 4.9.2 of the Declaration of Trust of the TIAA-CREF Funds (the “Trust”), dated April 15, 1999, as amended, the undersigned Trustees of the Trust hereby establish the following two additional separate and distinct series of shares of the Trust:

Lifecycle 2055 Fund
Lifecycle Index 2055 Fund

          Furthermore, each of these two new series shall be authorized to issue shares in three different share class designations: Institutional Class, Retirement Class and Premier Class.

          IN WITNESS WHEREOF, the Trustees of the Trust have executed this instrument the 7th day of December, 2010.

Forrest Berkley	Nancy L. Jacob

Nancy A. Eckl	Bridget A. Macaskill

Eugene Flood, Jr.	James M. Poterba

Michael A. Forrester	Maceo K. Sloan

Howell E. Jackson	Laura T. Starks